Thomas S. Harman

Direct Phone:	+1.202.373.6725
Direct Fax:	+1.202.373.6001

thomas.harman@bingham.com

November 26, 2013

Mr. James O’Connor

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Credit Strategies Income Fund (the “Fund”)
File Nos. 333-188655 and 811-21333

Dear Mr. O’Connor:

This letter responds to the comments we received from you on November 21, 2013 on the Fund’s Post-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 17, 2013 (File Nos. 333-188655 and 811-21333). The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”). The responses below are reflected in the Fund’s Post-Effective Amendment No. 2 filing on Form N-2, which was filed today with the SEC.

PROSPECTUS

Cover Page

1.  Comment: Please provide the following information in boldface type:

An investment in the Fund involves a high degree of risk and is highly speculative. Before buying any securities, you should read the discussion of the material risks of an investment in the Summary, beginning on page     , and in “Risk Factors,” beginning on page     , of this prospectus.

The Fund invests primarily in securities that have been rated below investment grade by independent rating agencies or that would be rated below investment grade if they were rated. These securities, which are often called “leveraged loans” or “bank loans” and “junk bonds” or “high yield bonds,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

November 26, 2013

The Fund’s use of leverage will cause greater volatility in its yield, market price, and net asset value and increase the risk of loss from an investment in the Fund.

Response: We have added the following disclosure in boldface type to the cover page:

Investment in the Common Shares involves substantial risks arising from, among other strategies, the Fund’s ability to invest substantially all of its Managed Assets in securities that are rated below investment grade or unrated but judged to be of comparable quality and the Fund’s use of leverage. Below investment-grade instruments are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and to repay principal and are commonly referred to as “high yield” securities or “junk bonds.” Before buying any Common Shares, you should read the discussion of the material risks of an investment in the Fund in the Summary, beginning on page 10, and in “Risk Factors,” beginning on page 45, of this Prospectus.

Prospectus Summary (Pages 1 – 12)

2.  Comment: Page 5 states, “The Fund may not invest more than 25% of its Managed Assets in securities from an industry which (for the purposes of this Prospectus) generally refers to the classification of companies in the same or similar lines of business such as the automotive, textiles and apparel, hotels, media production and consumer retailing industries.” Please express the Fund’s concentration in substantial conformity with the Instruction to Item 8.2(b) of Form N-2, which states: “Concentration…is deemed 25% or more of the value of the Registrant’s total assets invested or proposed to be invested in a particular industry or group of industries.”

Response: We will change “Managed Assets” to “total assets.”

Special Risk Considerations (Pages 10 - 19)

3.  Comment: Page 14 states, “As a result, the Fund assumes the credit risk of the lender selling the participation interest in addition to the credit risk of the Borrower.” Please confirm, supplementally, that, where a loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the interposed financial institution and the borrower as “issuers” for purposes of the Fund’s fundamental investment restriction on industry concentration under Section 8(b)(1)(E) under the Investment Company Act of 1940, as amended.

Response: We confirm that, where a loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the interposed financial institution and the borrower as “issuers” for purposes of the Fund’s fundamental investment restriction on industry concentration under Section 8(b)(1)(E).

November 26, 2013

4.  Comment: Page 15 states, “High yield securities are high risk investments that may cause income and principal losses for the Fund. They generally have greater credit risk, are less liquid and have more volatile prices than investment grade securities.” Please explain the distinction between leveraged loans and bank loans, on the one hand, and high yield securities and junk bonds, on the other. As the terms are commonly used, the former are adjustable rate securities and the latter are bonds paying a fixed rate.

Response: As the risk of investing in high yield securities and junk bonds is explained earlier under the heading Below Investment Grade Risk, we have deleted the language under the heading High Yield Securities Risk for the avoidance of confusion.

Portfolio Composition and Other Information (Pages 31 – 38)

5.  Comment: Page 35 states, “The Fund may invest in certain derivative instruments. Such instruments may include credit default swaps, or other derivative instruments whose prices, in Symphony’s opinion, correlate with the prices of the Fund’s investments.” The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. That letter provides that such disclosure should be in plain English and should:

•	be tailored to the fund’s specific use of derivatives and related risks;

•	explain the purpose of derivatives trading;

•	address the degree of economic exposure (not just the amount invested);

•	provide investors with a complete risk profile of the fund’s investments, rather than a list of risks of various derivative strategies; and

•	be reviewed on an ongoing basis to assess the completeness and accuracy of derivatives disclosure in light of actual use of derivatives.

Please identify specifically all of the derivatives in which the Fund intends to invest.

Response: The last paragraph of this section under “Derivatives” states, “Other derivative instruments that may be used, or other transactions that may be entered into, by the Fund may include the purchase or sale of futures contracts on securities, credit-linked notes, securities indices, other indices or other financial instruments; options on futures contracts; exchange-traded and over-the-counter options on securities or indices; index linked securities; swaps; and currency exchange transactions. Some, but not all, of the derivative instruments may be traded and listed on an exchange.”

6.  Comment: Page 37 discusses the lending of portfolio securities. Please disclose, where appropriate, the following conditions that must be met whenever the Fund’s portfolio securities are loaned: (1) the Fund must require the borrower to increase the

November 26, 2013

collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the Fund’s Board of Trustees must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs. See “State Street Bank and Trust Co.,” (pub. avail. Sept. 29, 1972) and “State Street Bank and Trust Co.,” (pub. avail. Jan. 29, 1972).

Please also disclose, where appropriate, that the Fund’s lending of its securities and making of any other loans are subject to the continuing 300% asset coverage requirement of Section 18(a). (It may be clarified that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets.) See Salomon Brothers (pub. avail. May 4, 1975) and The Brinson Funds (pub. avail. November 25, 1997). Please explain to us the duties and responsibilities of the Board of Trustees in the lending of the Fund’s securities. For example, will the Fund lend its securities to be sold short, thus potentially reducing the value of its investments? Please also confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.

Response: The Fund has not yet engaged in securities lending and, because of that, the Board of Trustees has not yet engaged in the exercise of lending the Fund’s securities. In the event that the Fund does engage in securities lending, the Board of Trustees will follow robust securities lending policies and procedures. Numbers 1, 2 and 5 above are already disclosed. We will add disclosure reflecting numbers 3 and 4 above. We will add disclosure that the Fund’s lending of its securities and making of any other loans are subject to the continuing 300% asset coverage requirement in the SAI.

7.  Comment: Page 37 discusses investments in other investment companies. If the expenses incurred indirectly by the Fund as a result of its investments in “other investment companies,” including temporary cash transfers to money market funds, exceed 0.01 percent (one basis point) of average net assets, please add the line item, “Acquired Fund Fees and Expenses,” to the fee table with an estimate of the expenses. If there are expenses of one basis point or less, please confirm that these amounts are included in the calculation of “Other Expenses.” See Instruction 10.a. to Item 3 of Form N-2.

Response: The Fund did not invest in other investment companies during the fiscal year ended July 31, 2013.

Risk Factors (Pages 45 — 46)

November 26, 2013

8.  Comment: Page 50 states “Leverage risk is the risk associated with the use of the Fund’s borrowings, outstanding preferred shares, if issued in the future, or the use of tender option bonds to leverage the Common Shares.” Previous disclosure stated that the Fund would not use inverse floaters. Please revise the disclosure to address this inconsistency.

Response: The Fund does not invest in inverse floating rate securities, and the disclosure on page 50 will be revised accordingly.

9.  Comment: Please delete the following language from page 50, “However, the Fund may use derivatives, such as interest rate swaps, to fix the effective rate paid on all or a portion of the Fund’s leverage in an effort to lower leverage costs over an extended period,” as this is not risk disclosure and, in any case, this technique may not be effective to reduce risk.

Response: We will delete the language as requested.

* * * * *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Trina Hopkins at 202.373.6193.

Sincerely yours,

/s/ Thomas S. Harman

Thomas S. Harman

cc:	Kevin McCarthy
Gifford Zimmerman